

Amedeo Dino Sgueglia · 3rd

Private Investor at Investinmyideas.com

New York City Metropolitan Area · **Contact info**

500+ connections

🔒 **Message** (More)

Investinmyideas.com

Adelphi University & CW Post University

Experience



Retired/Private Investor
Investinmyideas.com
Jan 2018 – Present · 3 yrs 6 mos



Founder/Chairman of the Board
CurvePay
Mar 2014 – Present · 7 yrs 4 mos
Greater New York City Area

CurvePay is a leading technology provider of innovative business solutions that give merchants and resellers unparalleled capabilities that put them ahead of the curve. A comprehensive, single-source suite of offerings increases sales, enhances customer engagement, reduces costs and optimizes operations. Solutions include full-service, omni-channel payment processing ...see more



President & CEO
My Clear Reports
Jan 2011 – Present · 10 yrs 6 mos
Westbury, New York 11590

My Clear Reports is a payments technology provider offering solutions and services to help merchant acquirers, Independent Sales Organizations (ISOs), banks and processors make more money from their merchant portfolios, while increasing merchant satisfaction and retention, and reducing expenses.



Founder & President
The Hope Process
Sep 2009 – Present · 11 yrs 10 mos



President
IRN Payment Systems
1988 – 2014 · 26 yrs

Education



Adelphi University & CW Post University

Skills & endorsements

Electronic Payments · 83

 Endorsed by **Terri Harwood and 11 others** who are highly skilled at this

 Endorsed by **5 of Amedeo Dino's colleagues at Irn Payment Systems**

Payment Card Processing · 82

 Endorsed by **Ken Musante and 11 others** who are highly skilled at this

 Endorsed by **5 of Amedeo Dino's colleagues at Irn Payment Systems**

Merchant Services · 62

 Endorsed by **Marc Beauchamp and 7 others** who are highly skilled at this

 Endorsed by **3 of Amedeo Dino's colleagues at Irn Payment Systems**

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Accomplishments

1 Language

italian

Interests

 **Adelphi University**
63,633 followers

 **Kickstart**
12,602 followers

 **Payment, Fraud & Crypto Professionals**
44,290 members

 **+INNOVATORS**
4,818 followers

 **Forbes**
16,604,343 followers

 **Electronic Transactions Association**
10,834 members

See all